November 2, 2022

VIA EDGAR

Mr. William Demarest

Staff Accountant

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Ares Real Estate Income Trust Inc. (the “Company”)
Form 10-K for the year ended December 31, 2021
Filed March 14, 2022
File No. 000-52596

Dear Mr. Demarest:

We are writing in response to the comment letter from the Staff of the Commission’s Division of Corporation Finance, dated October 14, 2022, regarding the Company’s Form 10-K for the year ended December 31, 2021. For your convenience, we have reproduced below the comment from the comment letter and included the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Additional Measures of Performance

Net Income and NOI, page 75

1.	We note that your disclosure under this heading references the reconciliation on page 72, which appears to be in the form of a full non-GAAP income statement. In future periodic filings, to avoid a non-GAAP prominence issue, please include a reconciliation that begins with the most directly comparable GAAP measure, which appears to be Net income, and reconciles down to NOI. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: A revised version of the reconciliation referenced is shown on the next page. This reconciliation begins with net income. The Company will present the reconciliation in this manner in its future periodic filings.

Mr. William Demarest

November 2, 2022

Page Two

	For the Year Ended
	December 31,
(in thousands)	2021	2020
Net income (loss) attributable to common stockholders	$30,754	$(14,914)
Debt-related income	(9,174)	(2,347)
Real estate-related depreciation and amortization	74,415	62,923
General and administrative expenses	8,797	7,548
Advisory fees, related party	21,433	17,211
Performance participation allocation	15,327	4,608
Acquisition costs and reimbursements	2,636	1,108
Litigation expense	—	2,500
Impairment of real estate property	758	—
Equity in income from unconsolidated joint venture partnerships	(114)	—
Other income	(1,852)	(1,037)
Interest expense	70,494	58,747
Gain on sale of real estate property	(77,857)	(13,335)
Net income (loss) attributable to redeemable noncontrolling interests	221	(54)
Net income (loss) attributable to noncontrolling interests	3,565	(1,091)
Net operating income	$139,403	$121,867
Less: Non-same store NOI	35,846	21,884
Same store NOI	$103,557	$99,983

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, or if we can be of any further assistance, please call me at (303) 597-0432.

Sincerely,

/s/ Lainie P. Minnick

Lainie P. Minnick
Managing Director, Chief Financial Officer and Treasurer

cc:	Christopher R. Stambaugh, Esq. DLA Piper LLP (US)